May 20, 2022

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of LDR Real Estate Value-Opportunity Fund (the “Fund”), a series of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Dear Ms. White:

This letter provides the Trust’s responses to the comments you provided on May 4, 2022 as it relates to the preliminary proxy statement filed on behalf of the Fund on April 29, 2022 (“Proxy Statement”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms used, but not defined, in this letter have the meaning ascribed to them in the Proxy Statement.

1.	Comment: In the Q&A section, under the question “[h]ow will the approval of the Proposal affect the expenses of the Fund[?]”, please disclose an estimate of the costs associated with obtaining the approval of shareholders. In addition, in the Proxy Statement, please discuss whether the Trust’s Board of Trustees considered the appropriateness of the allocating these costs to the Fund and, if so, how the Board reached this conclusion.

Response:          The Trust has revised the disclosure to address your comment.

2.	Comment: On page one of the Proxy Statement, please delete the sentence “[s]hareholders of the Fund will vote separately on Proposal 1”.

Response:          The Trust has revised the disclosure to address your comment.

3.	Comment: I was unable to locate the information required by Item 22(c)(1)(i) of Schedule 14A relating to the existing investment advisory contract. Please provide this information.

Response:          The Trust has revised the disclosure to address your comment.

4.	Comment: On page four of the Proxy Statement, please disclose whether the New Adviser may recoup fees that were waived by the Former Adviser and, if so, please provide legal analysis supporting this right.

Response:          The Trust has revised the disclosure to address your comment.

5.	Comment: On page five of the Proxy Statement, please consider disclosing the New Adviser’s assets under management as of a recent date.

Response:          The Trust has revised the disclosure to address your comment.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. White

U.S. Securities and Exchange Commission

May 20, 2022

6.	Comment: On page six of the Proxy Statement, in the discussion of the Board’s considerations with respect to the “nature, extent and quality of the services provided by LDR,” it is stated that “[t]he Board considered that LDR has extensive experience in managing REIT and real estate related portfolios.” Please provide more background on LDR’s experience referenced in this sentence.

Response:          The disclosure as presented has been approved by the Board of Trustees as reflective of its considerations with respect to this particular factor. The Trust is of the view that this disclosure, as presented in the preliminary Proxy Statement satisfies its obligations, and accordingly, the Trust is declining to revise the disclosure in response to your comment.

7.	Comment: On page seven of the Proxy Statement, in the discussion of the investment performance of the Fund and LDR, it is stated that “[t]he Board also compared the investment performance of a private fund and separately managed accounts managed by LDR personnel with investment objectives similar to those of the Fund and considered the reasons for the differences as reported by LDR.” Please disclose how the performance compared and the reasons for differences in performance.

Response:          The disclosure as presented has been approved by the Board of Trustees as reflective of its considerations with respect to this particular factor. The Trust is of the view that this disclosure, as presented in the preliminary Proxy Statement satisfies its obligations, and accordingly, the Trust is declining to revise the disclosure in response to your comment.

8.	Comment: Please provide the information required by Item 22(c)(1)(i) of Schedule 14A.

Response:          As noted in response to Comment #3 above, the Trust has revised the disclosure to address your comment.

Ms. White

U.S. Securities and Exchange Commission

May 20, 2022

9.	Comment: On page seven of the Proxy Statement, in the discussion of the costs and services to be provided and profits to be realized by LDR from its relationship with the Fund, please provide a comparison of the fees charged to the private fund and separately managed accounts managed by LDR with an investment objective similar to those of the Fund, and the reasons for the differences as reported by LDR.

Response:          The disclosure as presented has been approved by the Board of Trustees as reflective of its considerations with respect to this particular factor. The Trust is of the view that this disclosure, as presented in the preliminary Proxy Statement satisfies its obligations, and accordingly, the Trust is declining to revise the disclosure in response to your comment.

10.	Comment: With respect to the discussion of the treatment of “broker non-votes” in the Voting Securities and Voting section of the Proxy Statement, given that the proxy relates solely to a non-routine proposal, it is unclear why there would be any broker non-votes. Please advise or revise the disclosure.

Response:         The Trust has removed this disclosure.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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